PRESS RELEASE

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Canadian Zinc Completes $500,000 Flow -Through Financing

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Expanded 2004 Exploration Program

Toronto – January 5, 2004 - Embargoed –  to 9:00 a.m (Eastern time) -- Canadian Zinc Corporation (“TSX-CZN”) reports  that it has completed a Private Placement Agreement with a single institutional investor for the sale of 357,143 flow-through shares at a price of $1.40 per share to generate  proceeds of $500,000.

The proceeds of $500,000 will be added to the $1,250,000 of flow-through funding raised in November 2003 and will be used to finance an expanded exploration program at the Prairie Creek Mine Property during 2004.

At Prairie Creek twelve mineralized zones, typically veins containing, zinc, lead, copper with significant silver grades, have been identified on surface along the Prairie Creek structure which has been traced  over sixteen kilometers.  The existing resources at Prairie Creek have been defined within Zones 1, 2 and 3 only.  Within Zone 3 underground development on three levels has proven 940 meters of vein strike length and surface diamond drilling has indicated a continuation of the vein for 2.1 kilometers.  The vein remains open to the north.

In addition to the vein mineralization, stratabound massive sulfides with thicknesses up to 28 meters containing zinc, lead and modest silver values, have been intersected in Zones 3, 4, 5 and 6 over a strike length of more than three kilometers, although detailed drill exploration has only taken place within Zone 3 over a limited strike length of one kilometer.

The combined 2003 flow-through financings of $1,750,000 will be utilized during 2004.  A new expanded exploration program at the Prairie Creek Mine Property in order to explore the largely untested known zones and mineralization outside Zone 3.  This proposed new surface exploration program will be in addition to the planned underground development program where it is intended that a new decline will be driven for a length of approximately 600 meters and up to 30,000 feet of underground drilling will be undertaken within Zone 3 targeted at both vein and stratabound massive sulfide mineralization.

Canadian Zinc recognizes that the Prairie Creek Mine Property is under-explored and offers excellent opportunity for new discoveries.  The company believes that the presently defined mineral resources can be substantially enhanced by further exploration.

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001 E-mail: czn@canadianzinc.com, Website: www.canadianzinc.com	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344